Exhibit 99.1

Li Auto Inc. Announces At-The-Market Offering of American Depositary Shares

BEIJING, China, June 28, 2022 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that it has filed a prospectus supplement to sell up to an aggregate of US$2,000,000,000 of American depositary shares (“ADSs”), each representing two Class A ordinary shares of the Company, through an at-the-market equity offering program (the “ATM Offering”) on the Nasdaq Global Select Market.

The ADSs will be offered through Goldman Sachs (Asia) L.L.C., UBS Securities LLC, Barclays Capital Inc., and China International Capital Corporation Hong Kong Securities Limited as sales agents. Some of the sales agents are expected to make offers and sales both to investors inside the United States and to qualified investors outside the United States through their respective selling agents.

The Company has entered into an equity distribution agreement with the sales agents relating to the ATM Offering. Sales, if any, of the ADSs under the ATM Offering will be made from time to time, at the Company’s discretion, by means of ordinary brokers’ transactions, to or through a market maker, on or through the Nasdaq Global Select Market, or as otherwise agreed with the sales agents. Sales may be made at market prices prevailing at the time of sale. As a result, sales prices may vary.

The Company intends to use the net proceeds from the ATM Offering for (i) research and development of next-generation electric vehicle technologies including technologies for BEVs, smart cabin, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes.

The ADSs will be offered under the Company’s existing shelf registration statement on Form F-3, which was filed with the Securities and Exchange Commission (the “SEC”) and automatically became effective on August 2, 2021. A prospectus supplement relating to the ATM Offering has been filed with the SEC. The registration statement on Form F-3 and the prospectus supplement are available at the SEC website at: https://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus may be obtained by calling Goldman Sachs & Co. toll-free at +1 (866) 471-2526, UBS Securities LLC at +1 (888) 827-7275, Barclays Capital Inc. at +1 (212) 526-0015, and China International Capital Corporation Hong Kong Securities Limited at +852 2872-2000.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li ONE, a six-seat, large premium smart electric SUV, and Li L9, a six-seat, full-size, flagship smart SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86 (10) 6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1 (212) 481-2050

Email: Li@tpg-ir.com